Exhibit 99.1

Emera Approves Increase in Common Dividend

Company Release - 9/22/2022

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated August 12, 2021 to its short form base shelf prospectus dated August 5, 2021.

HALIFAX, Nova Scotia — (BUSINESS WIRE) — On September 22, 2022 the Board of Directors of Emera Inc. (TSX: EMA) approved an increase in the annual common share dividend to $2.76 from $2.65 per common share and extended its dividend growth rate target of four to five per cent through 2025.

“Our strategy remains focused on executing on our clean energy commitments that will deliver value for our customers and in doing so will create value for our shareholders.” said Scott Balfour, President and CEO of Emera Inc. “Today’s dividend increase and the extension of our dividend growth guidance of four to five percent through 2025 reflect the confidence we have in our portfolio of high-quality regulated utilities and their ability to drive earnings and cash flow growth.”

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $36 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com